UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 27, 2022

CORPORATE PROPERTY ASSOCIATES 18 - GLOBAL INCORPORATED

(Exact Name of Registrant as Specified in its Charter)

Maryland

(State or Other Jurisdiction of Incorporation)

000-54970	90-0885534
(Commission File Number)	(IRS Employer Identification No.)

One Manhattan West, 395 9th Avenue, 58th Floor New York, New York	10001
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:  (212) 492-1100

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On February 27, 2022, Corporate Property Associates 18 – Global Incorporated (“CPA®:18”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with W. P. Carey Inc., a Maryland corporation and the ultimate parent of the external advisor of CPA®:18 (“W. P. Carey”), CPA18 Merger Sub LLC, a Maryland limited liability company and indirect subsidiary of W. P. Carey (“Merger Sub”) and, for the limited purposes set forth therein, Carey Asset Management Corp. (“CAM”), W. P. Carey & Co. B.V. (“Foreign Subsidiary”) and WPC-CPA:18 Holdings, LLC (“Special General Partner”), each an indirect subsidiary of W. P. Carey, and CPA®: 18 Limited Partnership, a Delaware limited partnership (“CPA18 LP”). Upon the terms and subject to the conditions set forth in the Merger Agreement, CPA®:18 will merge with and into Merger Sub, with Merger Sub surviving the merger as an indirect subsidiary of W. P. Carey (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, each CPA®:18 stockholder (the “CPA18 Stockholders”) of record as of the Effective Time (as defined in the Merger Agreement) will receive, for each share of CPA®:18 Class A common stock, $0.001 par value per share, and each share of CPA®:18 Class C common stock, $0.001 par value per share, (A) 0.0978 shares (the “Exchange Ratio”) of W. P. Carey common stock, $0.001 par value per share, and (B) $3.00 in cash, without interest, subject to an upward adjustment, on a dollar-for-dollar basis, for the amount (if any) by which the Total Accrued Daily Amount (as defined in the Merger Agreement) exceeds the Dividend Adjustment Amount (as defined in the Merger Agreement) and subject to reduction by the amount of certain dividends or distributions, if any, declared by CPA®:18 prior to the closing of the Merger. All CPA18 Stockholders entitled to receive fractional shares will receive cash in lieu of fractional shares.

The Exchange Ratio and the cash consideration were determined as a result of negotiations between the board of directors of W. P. Carey and a special committee of independent directors of the board of directors of CPA®:18 (the “CPA18 Special Committee”), with the assistance of separate financial and legal advisors.

The Merger Agreement contains customary representations, warranties and covenants of CPA®:18 and W. P. Carey, including, among others, covenants (i) to conduct their respective businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger and (ii) not to engage in certain kinds of transactions during such period.

During the period beginning on February 28, 2022 and continuing until 11:59 p.m. (New York City time) on March 30, 2022 (the “Solicitation Period End Date”), CPA®:18 may initiate, solicit and encourage competing transactions from third parties, including by furnishing non-public information, and participate in discussions with third parties with respect to competing transactions. From and after the Solicitation Period End Date, CPA®:18 will be subject to customary “no-shop” restrictions on its ability to solicit competing transactions from third parties and to provide non-public information to and engage in discussions with third parties regarding competing transactions, except that in certain circumstances CPA®:18 may continue to engage in the aforementioned activities with certain third parties that made a proposal for a competing transaction before the Solicitation Period End Date or with third parties that made an unsolicited proposal thereafter if the CPA18 Special Committee determines in good faith that such proposal would result in, or is reasonably likely to result in, a Superior Competing Transaction (as defined in the Merger Agreement).

The consummation of the Merger is subject to customary conditions, including, among others, (a) approval of the Merger by the CPA18 Stockholders, (b) absence of any law or order prohibiting the consummation of the Merger, (c) effectiveness of a registration statement on Form S-4 (the “Form S-4”) relating to the shares of W. P. Carey common stock to be issued to the CPA18 Stockholders in connection with the Merger, (d) approval for the listing on the NYSE of the shares of W. P. Carey common stock to be issued to the CPA18 Stockholders in connection with the Merger, (e) obtaining certain consents, approvals, permits and authorizations and (f) other customary closing conditions. In addition, W. P. Carey’s and CPA®:18’s respective obligations to consummate the Merger are subject to certain other conditions, including, among others, (1) subject to the standards set forth in the Merger Agreement, accuracy of the other party’s representations and warranties, (2) performance of the other party’s covenants in the Merger Agreement in all material respects, (3) delivery of opinions from counsel relating to the U.S. federal income tax code treatment of the Merger and the tax status of certain of the parties to the Merger Agreement and (4) no occurrence of a change, event or circumstance individually or in the aggregate constituting a material adverse effect on the other party and its subsidiaries.

The Merger Agreement contains certain termination rights for CPA®:18 and W. P. Carey. Each of CPA®:18 and W. P. Carey has agreed that if the Merger Agreement is terminated because it breaches any of its representations, warranties, covenants or agreements, it will pay the other party’s out-of-pocket expenses. CPA®:18 has agreed that if its board of directors withdraws or adversely modifies its recommendation of the Merger or the Merger Agreement, or approves or recommends a Superior Competing Transaction, or if CPA®:18 enters into an agreement for a Superior Competing Transaction, CPA®:18 will pay W. P. Carey a termination fee of $47 million (the “CPA18 Termination Fee”), which will be reduced to $15.7 million in the event CPA®:18 enters into a Superior Competing Transaction in connection and in compliance with the “go-shop” provisions of the Merger Agreement. The Merger Agreement also provides a closing extension right to W. P. Carey under certain circumstances, subject to terms and conditions and an outside closing date of August 31, 2022.

CAM, Foreign Subsidiary, Special General Partner and certain of their affiliates provide advisory services and serve as special general partner to CPA®:18 and its operating partnership subsidiary, CPA18 LP, pursuant to certain advisory agreements and special general partner arrangements. If the Merger is consummated, W. P. Carey has agreed that no disposition fees shall be payable to it under the advisory agreements, and W. P. Carey has further agreed to waive all rights under the CPA18 LP's limited partnership agreement to receive (i) distributions of capital proceeds upon a change of control event and related allocation of profits and losses and (ii) rights to amounts in respect of the Special General Partner's interest in the CPA18 LP (the “Special GP Amount”), that are payable to W. P. Carey and its affiliates in respect of the Merger or any competing transaction ((i) and (ii) collectively, the “Advisor Closing Amounts”). W. P. Carey retains the rights to such fees and Advisor Closing Amounts if the Merger is not consummated; provided, however, that if (x) the Merger Agreement is terminated by CPA®:18 or W. P. Carey in certain circumstances described in the Merger Agreement relating to a withdrawal or change in CPA®:18's recommendation of the Merger or CPA®:18's approval of a Superior Competing Transaction, (y) the required CPA18 Termination Fee is paid by CPA®:18 and (z) the Advisor Closing Amounts become payable as a result thereof, an amount equal to the lesser of the CPA18 Termination Fee and the Special GP Amount will be credited against the Advisor Closing Amounts and no disposition fees shall be payable to W. P. Carey.

The parties to the Merger Agreement intend that the Merger satisfy applicable requirements to qualify as a tax-deferred reorganization.

The foregoing descriptions of the Merger Agreement and the transactions contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

General

The Merger Agreement, the Merger and the other transactions contemplated in the Merger Agreement have been recommended by the CPA18 Special Committee and unanimously approved by the independent directors of CPA®:18 and the Board of Directors of W. P. Carey.

The Merger Agreement has been included to provide investors with information regarding the terms of the Merger and the other transactions contemplated by the Merger Agreement. The Merger Agreement is not intended to provide any other factual information about CPA®:18, W. P. Carey or their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties of CPA®:18 and W. P. Carey. The assertions embodied in those representations and warranties were made for purposes of the Merger Agreement and are qualified by information in disclosure schedules that the parties have exchanged in connection with the execution of the Merger Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, certain representations and warranties being made as of a specific date may be subject to a contractual standard of materiality that differs from what an investor might view as material or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. Accordingly, you should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about CPA®:18, W. P. Carey and their respective subsidiaries or affiliates that are included in reports, statements and other filings made with the Securities and Exchange Commission (the “SEC”).

Forward-Looking Statements

Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, among other things, statements regarding intent, belief or expectations of CPA®:18 and generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “assume,” “outlook,” “seek,” “forecast,” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding: the benefits of the proposed Merger, annualized dividends, funds from operations coverage, integration plans and expected synergies, the expected benefits of the proposed Merger, anticipated future financial and operating performance and results, including estimates of growth, and the expected timing of completion of the proposed Merger.

These statements are based on current expectations. It is important to note that actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Other unknown or unpredictable risks or uncertainties, like the risks related to the effects of pandemics and global outbreaks of contagious diseases (such as the current COVID-19 pandemic) or the fear of such outbreaks, could also have material adverse effects on our business, financial condition, liquidity, results of operations, and prospects. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties, and other factors that may materially affect our future results, performance, achievements, or transactions. Information on some of these factors are contained in CPA®:18’s and W. P. Carey’s filings with the SEC and are available at the SEC’s website at http://www.sec.gov, including, but not limited to, Part I, Item 1A. Risk Factors in each company’s Annual Report on Form 10-K for the year ended December 31, 2021. These risks, as well as other risks associated with the proposed Merger, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the Registration Statement on Form S-4 that CPA®:18 will file with the SEC in connection with the proposed Merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Moreover, because we operate in a very competitive and rapidly changing environment, new risks are likely to emerge from time to time. Readers are cautioned not to place undue reliance on these forward-looking statements as a prediction of future results, which speak only as of the date of this communication, unless noted otherwise. Except as required under the federal securities laws and the rules and regulations of the SEC, CPA®:18 does not undertake to revise or update any forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. W. P. Carey intends to file with the SEC a registration statement on Form S-4 that will include a Proxy Statement of CPA®:18/Prospectus and other relevant documents to be mailed by CPA®:18 to its security holders in connection with the proposed transactions.

WE URGE INVESTORS TO READ THE PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY CPA®:18 AND W. P. Carey WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about CPA®:18, W. P. Carey and the proposed Transactions. Investors are urged to read these documents carefully and in their entirety.

Investors will be able to obtain these materials (when they become available) and other documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials (when they become available) will also be available free of charge by accessing CPA®:18’s website (http://www.cpa18global.com) or by accessing W. P. Carey’s website (http://www.wpcarey.com). Investors may also read and copy any reports, statements and other information filed by CPA®:18 or W.P. Carey with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Proxy Solicitation

Information regarding W. P. Carey's directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on March 31, 2021 in connection with its 2021 annual meeting of stockholders, and information regarding CPA®:18’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC by CPA®:18 on February 25, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

Item 8.01 Other Events.

Press Release

On February 28, 2022, CPA®:18 issued a press release announcing, among other things, CPA®:18’s entry into the Merger Agreement. A copy of that press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

The press release shall not be deemed "filed" for any purpose, including for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that Section. The information in this Item 8.01, including Exhibit 99.1, shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act regardless of any general incorporation language in the filing.

Investor Presentation

The investor presentation to be used during calls with CPA®:18's investors, stockholders, analysts, brokers, and other parties interested in the proposed Merger, is furnished as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated by reference herein. The investor presentation will also be posted on CPA®:18’s website (http://www.cpa18global.com).

The investor presentation shall not be deemed "filed" for any purpose, including for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that Section. The information in this Item 8.01, including Exhibit 99.2, shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act regardless of any general incorporation language in the filing.

Distribution Reinvestment Plan; Redemption Plan; Quarterly NAV and Advisor Fees

Effective immediately, CPA®:18 has suspended permitted distribution reinvestments under its Amended and Restated Distribution Reinvestment Plan and redemptions under its Redemption Plan (except for Special Circumstances Redemptions in accordance with the Redemption Plan) because of the proposed Merger described above.

During the period between the execution of the Merger Agreement and consummation of the proposed Merger, CPA®:18 does not intend to make or report any updated determination of its estimated net asset value per share. In addition, fees payable to W. P. Carey under the advisory agreement will be paid in cash, rather than shares of CPA®:18 common stock.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of February 27, 2022, by and between Corporate Property Associates 18 – Global Incorporated, W. P. Carey Inc., CPA18 Merger Sub LLC, and, for the limited purposes set forth therein, Carey Asset Management Corp., W. P. Carey & Co. B.V., WPC-CPA:18 Holdings, LLC and CPA®:18 Limited Partnership.†
99.1	Press release issued on February 28, 2022.
99.2	Presentation by Corporate Property Associates 18 – Global Incorporated to analysts and investors.
99.3	Letter from Corporate Property Associates 18 – Global Incorporated to stockholders.
99.4	Letter from Corporate Property Associates 18 – Global Incorporated to stockholders (re: request to redeem).
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Schedules (or similar attachments) have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules or similar attachments to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Corporate Property Associates 18 – Global Incorporated

Date: February 28, 2022	By:	/s/ Susan C. Hyde
Susan C. Hyde
Chief Administrative Officer and Corporate Secretary